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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 7

                    Under the Securities Exchange Act of 1934

                           MONARCH DENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  609044 10 2
                                  ------------
                                 (CUSIP Number)

                                 Bruce Galloway
                          1325 Avenue of the Americas
                                   26th Floor
                               New York, NY 10019
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  September 24, 2002
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  609044 10 2                                        Page 2 of 9 Pages


1.    NAME  OF  REPORTING  PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Bruce Galloway (for and on behalf of accounts over which he has control)

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [ ]
                                                                  (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*
      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      United States


NUMBER OF        7.  SOLE VOTING POWER           139,399
SHARES           8.  SHARED  VOTING  POWER
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER    139,399
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER
REPORTING
PERSON  WITH

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
      139,399

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]
+
13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      6.4%

14.   TYPE  OF  REPORTING  PERSON
      IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT *

                                                               Page 3 of 9 Pages

Item  1.    Security  and  Issuer.
            ----------------------

     This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.

Item  2.    Identity  and  Background.
            --------------------------

     (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.
(d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.    Source  and  Amount  of  Funds  or  Other  Consideration.
            ---------------------------------------------------------

     Not  applicable.

Item  4.    Purpose  of  Transaction.
            -------------------------

     On September 24, 2002, Mr. Galloway delivered two letters to the Issuer, which letter are attached hereto as Exhibits 1 and 2 and are incorporated herein in its entirety. Furthermore, Mr. Galloway will continue to monitor developments at the Issuer on a continuing basis and communicate with members of management and the Board of Directors of the Issuer, other shareholders or potential shareholders of the Issuer and lenders or potential lenders of the Issuer, concerning matters related to the Issuer.


     In addition, an informal arrangement may be deemed to exist between the Reporting Person and Fred Knoll. Mr. Knoll, as the principal of Knoll Capital Management LP, is the investment manager for Europa International, Inc.
("Europa"). As of September 24, 2002, Mr. Knoll, for and on behalf of Europa, has purchased an aggregate of 403,900 shares of the Issuer's Common Stock, representing approximately 18.5% of the total class. Although there is no agreement between Messrs. Knoll and Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.

                                                               Page 4 of 9 Pages

Item  5.    Interest  in  Securities  of  the  Issuer.
            ------------------------------------------

(a) As of the date of this filing, Mr. Galloway is the beneficial owner of an aggregate of 139,399 shares of Common Stock, representing approximately 6.4% of the total class. The number and percentage of shares does not include, and Mr. Galloway disclaims beneficial ownership of, the 8,500 shares of Common Stock owned by Mr. Galloway's parents.

(b) Mr. Galloway has the sole power to vote or direct the vote and dispose or direct the disposition of 139,399 shares of Common Stock.

(c)  Not  applicable.

(d)  Not  applicable.

(e)  Not  applicable.


Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            --------------------------------------------------------------
None.

Item  7.    Material  to  be  Filed  as  Exhibits.
            --------------------------------------

Exhibit  1.  Letter  to  the  Issuer,  dated  September 24, 2002.

Exhibit  2.  Letter to the Issuer, dated September 24, 2002.

                                                               Page 5 of 9 Pages
                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September  24,  2002


                                                /s/  Bruce  Galloway
                                                --------------------------------
                                                Bruce  Galloway,  individually